Martin J. Teitelbaum

May 7, 2021

To the Board of Directors of CVD Equipment Corporation,

Since the termination of my employment with CVD in January, the Independent Directors and Management have made it impossible for me to continue to fulfill my fiduciary responsibility for the balance of my term as an Outside Director of CVD.

Throughout his employment at CVD, Thomas McNeill (CFO) has provided Key Performance Indicators (KPI's) and Cash Flow Reports to all members of the Board on a weekly basis. However, in the approximately fifteen weeks since January 22nd such reports have only been provided to me on one occasion (when I insisted that the reports be provided to me prior to the meeting scheduled to review the draft 10-K). Without regular access to such information on a timely basis, my ability to provide proper oversight has been severely compromised.

Additionally, Management, either at the behest or with the knowledge and acquiescence of the Independent Directors and the Chairmen of the Board, has deprived me of access to:

- Board and Committee Minutes for the period prior to January 22, 2021,
- my notes taken with regards to such meetings, and
- my notes and all other information relevant to my responsibilities during my employment at CVD.

As you are aware, just prior to the termination of my employment at CVD, I declined the offer of a generous severance package which had been conditioned upon my resignation as both an employee and Director. At that time I refused to consider resigning as a Director, even though it meant forgoing the severance package. I did so because I felt a personal and professional obligation to continue to serve as a Director in order to help protect the best interests of CVD's shareholders as well as its employees and to attempt to avoid what I believed to be the ill-advised path which I feared that the Independent Directors were about to lead the Company down. Unfortunately, as indicated above, I have been stripped of the ability to provide appropriate oversight and it has become clear that all decisions are made by the Independent Directors outside of formal Board Meetings and therefore meaningful participation by me is impossible.

Accordingly, I am hereby resigning as a member of the Board of Directors of CVD Equipment Corporation effective immediately.

Martin J. Teitelbaum

Martin J. Teitelbaum